                                WOOD RESOURCES LP
                        One Sound Shore Drive, Suite 304
                               Greenwich, CT 06830

February 13, 2006

VIA EDGAR AND FACSIMILE
-----------------------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Attention:        Ms. Brigitte Lippman
                  Ms. Lesli Sheppard

     Re:      Application  for  withdrawal by Wood  Resources LP (the  "Issuer")
              of its  Registration  Statement on Form S-1
             (File No. 333-129657) (the "Registration Statement")
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Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Issuer hereby applies for an order granting the immediate withdrawal of the Registration Statement, together with all exhibits thereto. The Registration Statement was originally filed with the
Securities and Exchange Commission (the "Commission") on November 14, 2005.
Pursuant to the Registration Statement, the Issuer had proposed to register
4,887,500 common units representing limited partner interests in the Issuer for sale to the public. No securities have been issued or sold under the
Registration Statement.

         It is our understanding that the Issuer's request for an order granting the withdrawal of the Registration Statement will be deemed granted by the
Commission at the time of this filing, unless we receive notice from the
Commission that the request will not be granted within 15 days from the date of this filing. We hereby advise the Commission that the Issuer or an affiliated entity may undertake a subsequent private placement of debt securities. To the extent that Rule 155(c) of the Securities Act is applicable thereto, any such private placement would be effected in reliance on and in accordance with that rule.

         Should you have any questions regarding the foregoing application for withdrawal, please contact Peter C. Bowden at (713) 220-4311 of Andrews Kurth
LLP, our legal counsel in connection with the Registration Statement.

                                            Very truly yours,

                                            /s/ Edward J. Fletcher
                                            ---------------------------------
                                            Name: Edward J. Fletcher
                                            Title:   Chief Financial Officer